Annual General Meeting of Shareholders of XTL Biopharmaceuticals Ltd.

Date: December 20, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To discuss the auditor's report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2017.	NON-VOTING ITEM		
2. To approve the reappointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2018 and until our next annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm's annual compensation.	☐	☐	☐
3. To re-elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
4. To re-elect Dr. Jonathan Schapiro to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
5. To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
6. To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
7. To re-elect Dr. Dobroslav Melamed to our Board of Directors for a term expiring at our next annual general meeting of shareholders.	☐	☐	☐
8. To approve employment terms of Mr. Doron Turgeman, the Chairman of the Board of the Company.	☐	☐	☐

	Yes	No
8A. Are you a controlling shareholder in the Company, or have a personal interest in the approval of Mr Doron Turgeman engagement and remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.*	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   ____________ Please Date Above

________________ Please Sign Here   ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting Of Shareholders of XTL Biopharmaceuticals Ltd. to be held December 20, 2018 For Holders as of November 20, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm NYC Time on December 14, 2018.

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2018 Mediant Communications Inc. All Rights Reserved

XTL BIOPHARMACEUTICALS LTD.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. NYC Time on December 14, 2018)

The undersigned Holder of American Depositary Receipts ("ADRs") hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such ADRs of XTL Biopharmaceuticals Ltd. (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **November 20, 2018**, at the Company's **Annual General Meeting of Shareholders** to be held on **December 20, 2018 at 10:00 a.m. (Israel time)** at the offices of the Company's counsel, Doron Tikotzky Kantor Gutman & Amit Gross, 7 Metsada St., B.S.R. Tower 4, 33rd Floor, Bnei Brak, Israel.

NOTE:

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

To review materials for the upcoming AGM, please visit: www.xtlbio.com

PROXY TABULATOR FOR
XTL BIOPHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903